UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

42806J304
(CUSIP Number)

Laura Torrado
c/o Knighthead Capital Management, LLC
280 Park Avenue, 22nd Floor
New York, New York 10017
(212) 356-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:
Philippa Bond, P.C.
Kirkland & Ellis LLP
2049 Century Park East, 37th Floor
Los Angeles, California 90067
(310) 552-4200

June 28, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 42806J304	SCHEDULE 13D	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
CK Amarillo LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
181,455,469 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
181,455,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,455,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)
Based on information provided by the Issuer in its quarterly report on Form 10-Q filed on April 25, 2024 (the “Form 10-Q”), reflecting 305,812,590 shares of Common Stock issued and outstanding as of April 18, 2024.

CUSIP No: 42806J304	SCHEDULE 13D	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
CK Amarillo GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
181,455,469 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
181,455,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,455,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)	Based on information provided by the Issuer in its quarterly report on Form 10-Q filed on April 25, 2024, reflecting 305,812,590 shares of Common Stock issued and outstanding as of April 18, 2024.

CUSIP No: 42806J304	SCHEDULE 13D	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Certares Opportunities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
181,455,469 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
181,455,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,455,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Amount consists of 181,455,469 shares of common stock, par value $0.01 per share (the “Common Stock”) of Hertz Global Holdings, Inc. (the “Issuer”).

(2)	Based on information provided by the Issuer in its quarterly report on Form 10-Q filed on April 25, 2024, reflecting 305,812,590 shares of Common Stock issued and outstanding as of April 18, 2024.

CUSIP No: 42806J304	SCHEDULE 13D	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS
Knighthead Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
181,455,469 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
181,455,469 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,455,469 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Amount consists of 181,455,469 shares of Common Stock.

(2)	Based on information provided by the Issuer in its quarterly report on Form 10-Q filed on April 25, 2024, reflecting 305,812,590 shares of Common Stock issued and outstanding as of April 18, 2024.

CUSIP No: 42806J304	SCHEDULE 13D	Page 6 of 9 Pages
EXPLANATORY NOTE

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed with the SEC on July 12, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on November 16, 2021, Amendment No. 2, filed with the SEC on August 1, 2022, Amendment No. 3, filed with the SEC on October 28, 2022, Amendment No. 4, filed with the SEC on February 7, 2023, Amendment No. 5, filed with the SEC on April 27, 2023, and Amendment No. 6, filed with the SEC on November 7, 2023 (together with the Original Schedule 13D, the “Schedule 13D”) relating to the Common Stock of Hertz Global Holdings, Inc., a Delaware corporation (the “Issuer” or the “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is amended as follows:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

The Reporting Persons acquired the Exchangeable Notes (as defined in Item 4) reported in this Schedule 13D for an aggregate commitment amount of $43,504,000 using the working capital of the Investors (as defined in Item 4).

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is amended as follows:

On June 19, 2024, THC entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with each of Knighthead Annuity & Life Assurance Company, Knighthead Distressed Opportunities Fund, LP, Knighthead (NY) Fund, L.P., and Knighthead Master Fund, LP (collectively, the “Knighthead Funds”) and CK Opportunities Fund I, LP (together with the Knighthead Funds, the “Investors”). The Investors are affiliated with CK Amarillo, LP, each of the Knighthead Funds is managed by Knighthead, and CK Opportunities Fund I, LP is co-managed by an affiliate of Knighthead, Knighthead Opportunities Capital Management, LLC, and Certares (together, the “Investment Managers”), pursuant to the Investment Management Agreement, effective as of October 21, 2020, by and among each of Knighthead Opportunities Capital Management, LLC, Certares, CK Opportunities Fund I, LP, and CK Opportunities GP, LLC, the general partner of CK Opportunities Fund I, LP. Investment decisions with respect to securities held by CK Opportunities Fund I, LP are made by an investment committee of the Investment Managers, which committee includes Colin Farmer, Andrew Shannahan, Michael Gregory O’Hara and Thomas Wagner, who are members of the Issuer’s board of directors, and Ara D. Cohen. The committee is empowered to vote or dispose of the shares on behalf of CK Opportunities Fund I, LP.

Under the Note Purchase Agreement, THC had the right, but not the obligation, to sell the Investors up to $43.5 million aggregate principal amount of its 8.000% Exchangeable Senior Second-Lien Secured PIK Notes due 2029 (the “Exchangeable Notes”) at the same price paid by investors in the Exchangeable Notes Offering (as defined below). Each Investor’s commitment to purchase Exchangeable Notes under the Note Purchase Agreement was subject to cutbacks to the extent it purchased Exchangeable Notes in the Exchangeable Notes Offering, and the commitment by the Investors to purchase any Exchangeable Notes under the Note Purchase Agreement terminated upon THC selling at least $250 million aggregate principal amount of Exchangeable Notes in the Exchangeable Notes Offering.

The foregoing summary of each of the Exchangeable Notes and the Note Purchase Agreement is qualified in its entirety by reference to the text of each of the Form of Exchangeable Note, which is attached as Exhibit 4.4 to the Issuer’s current report on Form 8-K filed with the SEC on June 28, 2024, and the Note Purchase Agreement, which is attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on June 21, 2024, each of which is incorporated herein by reference.

On June 21, 2024, the Issuer announced the pricing of $250 million aggregate principal amount of its Exchangeable Notes in a private offering (the “Exchangeable Notes Offering”).

CUSIP No: 42806J304	SCHEDULE 13D	Page 7 of 9 Pages
On June 28, 2024, THC completed the Exchangeable Notes Offering, and Exchangeable Notes were issued at par pursuant to an Indenture, dated as of June 28, 2024 (the “Exchangeable Notes Indenture”), among THC, the guarantors named therein, and Computershare Trust Company, N.A., as trustee and as collateral agent. The Exchangeable Notes bear PIK interest at a rate of 8.000% per year payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2025. The Exchangeable Notes will mature on July 15, 2029 (the “Maturity Date”), unless repurchased, redeemed, or exchanged in accordance with their terms prior to maturity.

The initial exchange rate of the Exchangeable Notes (the “Exchange Rate”) is 150.9388 Shares per $1,000 capitalized principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $6.6252 per Share). Prior to April 15, 2029, the Exchangeable Notes will be exchangeable only upon satisfaction of certain conditions and during certain periods, as set forth in the Exchangeable Notes Indenture, and thereafter, the Exchangeable Notes will be exchangeable at any time until the close of business on the second scheduled trading day immediately preceding the maturity date. The Exchangeable Notes will be exchangeable on the terms set forth in the Exchangeable Notes Indenture into cash, shares of Common Stock, or a combination thereof, at THC’s election, with cash paid in lieu of fractional shares, if applicable. The Exchange Rate is subject to adjustment in some circumstances described in the Exchangeable Notes Indenture. In addition, following certain corporate events that occur prior to the Maturity Date or THC’s delivery of a notice of redemption, THC will increase, in certain circumstances, the Exchange Rate for a holder who elects to exchange its Exchangeable Notes in connection with such a corporate event or elects to exchange its Exchangeable Notes called for redemption in connection with such notice of redemption, as the case may be.

Holders of the Exchangeable Notes have the right to require THC to repurchase all or a portion of their Exchangeable Notes at 100% of their initial principal amount of the Exchangeable Notes to be repurchased, plus PIK interest on such Exchangeable Notes for each interest payment date occurring on or prior to the repurchase date, plus accrued and unpaid PIK interest to, but excluding, the date of such repurchase, upon the occurrence of certain corporate events constituting a “fundamental change” as defined in the Exchangeable Notes Indenture. THC may not redeem the Exchangeable Notes prior to July 20, 2027. On or after July 20, 2027 and on or prior to the 31st scheduled trading day immediately preceding the Maturity Date, if the last reported sale price per share of Common Stock exceeds 250% of the exchange price for the Exchangeable Notes for certain specified periods, THC may redeem all (but not part) of the Exchangeable Notes at a cash redemption price equal to the initial principal amount of the Exchangeable Notes to be redeemed, plus PIK interest on such Exchangeable Notes for each interest payment date occurring on or prior to the redemption date, plus accrued and unpaid PIK interest on such Exchangeable Notes to, but not including, the redemption date.

The Exchangeable Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Company and on a senior second-lien secured basis by Rental Car Intermediate Holdings, LLC (“Intermediate Holdings”), THC’s direct parent company, and the Subsidiary Guarantors (as defined in the Exchangeable Notes Indenture). The guarantees are subject to release under specified circumstances, including certain circumstances in which such guarantees may be automatically released without the consent of the holders of the Exchangeable Notes.

The Exchangeable Notes and the related guarantees are THC’s, Intermediate Holdings’ and the Subsidiary Guarantors’ senior second-lien secured obligations and rank equal in right of payment with all of THC’s, Intermediate Holdings’ and the Subsidiary Guarantors’ existing and future unsubordinated obligations; effectively senior to all of THC’s, Intermediate Holdings’ and the Subsidiary Guarantors’ indebtedness that is unsecured, including THC’s existing senior unsecured notes, or that is secured by a lien ranking junior to the liens on the collateral securing the Exchangeable Notes and Intermediate Holdings’ and the Subsidiary Guarantors’ related guarantees, in each case, to the extent of the value of the collateral securing the Exchangeable Notes; effectively equal with all of THC’s, Intermediate Holdings’ and the Subsidiary Guarantors’ future indebtedness that is secured by second-priority liens on the collateral; senior in right of payment to any of THC’s, Intermediate Holdings’, and the Subsidiary Guarantors’ subordinated indebtedness; effectively subordinated to all of THC’s, Intermediate Holdings’, and the Subsidiary Guarantors’ existing and future indebtedness that is secured by liens senior to the liens on the collateral securing the Exchangeable Notes and Intermediate Holdings’ and the Subsidiary Guarantors’ related guarantees (including indebtedness under THC’s first lien credit facilities and its 12.625% First Lien Senior Secured Notes due 2029), to the extent of the value of the collateral securing such indebtedness; and structurally subordinated to all existing and future liabilities (including trade payables) of THC’s subsidiaries that do not guarantee the Exchangeable Notes. The guarantee of the Company will be its senior unsecured obligation and will rank equally in right of payment with all of its existing and future unsubordinated obligations and senior in right of payment to any of its subordinated indebtedness. The Exchangeable Notes and the related guarantees will also be effectively subordinated to any existing or future indebtedness that is secured by liens on assets that do not constitute a part of the collateral securing the Exchangeable Notes to the extent of the value of such assets, and to any future secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness.

CUSIP No: 42806J304	SCHEDULE 13D	Page 8 of 9 Pages
The Exchangeable Notes and Intermediate Holdings’ and the Subsidiary Guarantors’ related guarantees will be secured (subject to certain exceptions and permitted liens) on a second-lien basis by the same assets (other than certain excluded property) that secure indebtedness under THC’s first lien credit facilities.

The Exchangeable Notes Indenture contains high yield covenants limiting the ability of THC and its restricted subsidiaries to: incur or guarantee additional indebtedness; incur or guarantee secured indebtedness; pay dividends or distributions on, or redeem or repurchase, capital stock; make certain investments or other restricted payments; sell assets; transfer intellectual property to unrestricted subsidiaries; merge or consolidate or sell all or substantially all of their assets; and create restrictions on the ability of THC’s restricted subsidiaries to pay dividends or other amounts to THC. These covenants are subject to a number of important and significant limitations, qualifications, and exceptions.

The Exchangeable Notes Indenture also contains customary events of default, all as described in the Exchangeable Notes Indenture.

The foregoing summary of the Exchangeable Notes Indenture is qualified in its entirety by reference to the text of the Exchangeable Notes Indenture, which is attached as Exhibit 4.3 to the Issuer’s current report on Form 8-K filed with the SEC on June 28, 2024, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 6 of the Schedule 13D is amended as follows:

The response to Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of July 12, 2021 and incorporated by reference to the Schedule 13D filed on such date by the Reporting Persons.

CUSIP No: 42806J304	SCHEDULE 13D	Page 9 of 9 Pages
SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: July 2, 2024

CK AMARILLO LP
By:	CK AMARILLO GP, LLC, its general partner.

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CK AMARILLO GP, LLC

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Authorized Signatory

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: Authorized Signatory

CERTARES OPPORTUNITIES LLC
By:	CERTARES MANAGEMENT LLC, its Sole Member.

By:	/s/ Tom LaMacchia
Name: Tom LaMacchia
Title: Managing Director & General Counsel

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
Name: Laura Torrado
Title: General Counsel

[Signature Page to Schedule 13D]